Exhibit 99.2

uniQure Announces the Nomination of Jack Kaye to its Board of Directors and Proposed Corporate Governance Changes

—Company to Transition to One-tier Board of Directors—

Amsterdam, the Netherlands, May 9, 2016 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced the nomination of Jack Kaye to stand for election to uniQure’s board of directors.  Mr. Kaye, who will also chair the Company’s Audit Committee, is a seasoned financial executive with over 40 years of diversified experience. The Company also announced its intention to transition from the current two-tier Supervisory Board and Management Board structure to a single Board of Directors with executive and non-executive members.

The Company will propose to its shareholders at the Annual General Meeting on June 15, 2016 to adopt the one-tiered board structure and appoint Mr. Kaye, in addition to certain current members of the Supervisory Board and Management Board, to serve as directors of the Company. As part of the governance transition, Ferdinand Verdonck and Joseph Fezcko plan to retire from the board and existing executive members, Daniel Soland, Chief Executive Officer, and Matthew Kapusta, Chief Financial Officer, will stand for election to the board.

“The adoption of a single board of directors will enable us to more deeply integrate executive and non-executive board members and reflects the corporate governance standards most familiar to the majority of our shareholder base,” said Mr. Soland. “We are delighted to nominate Jack to the board and believe his robust financial and strategic experience make him an ideal addition to the uniQure team.  I would also like to greatly thank Ferdinand and Joe for their tireless support and significant contributions to uniQure over the past seven years.”

Mr. Kaye has served as Chairman of the Audit Committee of Keryx Biopharmaceuticals, Inc. since 2006 and is currently a member of the Audit Committee of Dyadic International, Inc.  Mr. Kaye began his career at Deloitte LLP, an international accounting, tax and consulting firm, in 1970, and was a partner in the firm from 1978 until May 2006.  At Deloitte, he was responsible for servicing a diverse client base of public and private, global and domestic companies in a variety of industries.  Mr. Kaye has extensive experience consulting with clients on accounting and reporting matters, private and public debt financings, SEC rules and regulations and corporate governance/Sarbanes-Oxley matters.  Prior to retiring, Mr. Kaye served as Partner-in-Charge of Deloitte’s Tri-State Core Client practice, a position he held for more than 20 years.  Mr. Kaye has a Bachelor of Business Adminstration from Baruch College and is a Certified Public Accountant.

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with CNS, liver/metabolic and cardiovascular diseases. www.uniQure.com

uniQure Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the development of our gene therapiesthe success of our collaborations, , and the risk of cessation, delay or lack of success of any of our ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with collaboration arrangements, our and our collaborators’ clinical development activities, regulatory oversight, product commercialization and intellectual property claims, as well as the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s 2014 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25,

2014 and its 2015 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2016. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Eva Mulder

Direct: +31 20 240 6103

Main: +31 20 240 6000

e.mulder@uniQure.com

Media inquiries:

Gretchen Schweitzer or Stephanie May

MacDougall Biomedical Communications

Direct: +49 172 861 8540 or +49 175 5711562

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com